Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009
2009 Option Exchange Program
Questions and Answers
as of 13 March 2009
The following Questions & Answers were prepared to address common questions employees may have regarding the proposed Option Exchange program. Stockholder approval for the program will be solicited at the annual meeting of stockholders on 4 May 2009.
Motorola is seeking stockholder approval to offer a one-time Option Exchange. These Q&As are based on the information contained in the option exchange proposal (Proposal No. 3) in our proxy statement filed with the Securities and Exchange Commission (SEC) on 13 March 2009. Even if Motorola’s stockholders approve the program, the company may still decide either not to implement the program or to delay its implementation. The following information is provided as of 13 March 2009 and does not contain complete details about the Option Exchange program. Additional information is contained in the Motorola proxy statement.
If you have additional questions after reading this Q&A, please submit a question for more assistance. We will not respond to questions individually; however, each question will be reviewed and, if appropriate, included in an update to the Q&A document that will be posted at http://my.mot.com/portal/site/myhr on a periodic basis.

Q1	What is happening?

A1	Motorola is seeking stockholder approval to offer a one-time Option Exchange program to certain eligible employees in the U.S. and outside the U.S. If implemented, the Option Exchange program will allow eligible employees to exchange certain underwater stock options for fewer stock options. The exchange ratios will be designed to provide participants with replacement options with a value that is not greater than the value of the exchanged options. All replacement options would be granted under the Motorola Omnibus Incentive Plan of 2006. [Posted 3 March 2009]

Q2	Why is this happening? Why now? What’s changed? Why is Motorola proposing to offer to exchange our stock options?

A2	The sustained decline in the price of Motorola stock has had a negative impact on our ability to retain and motivate employees through the use of stock options. Because such a large number of our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. These outstanding options are no longer an effective means of retaining our key talent, but we will continue to recognize the expense of these options as they are likely to remain unexercised until they expire. Motorola is proposing to offer this exchange because we want to encourage retention and build engagement among our employees. [Posted 3 March 2009]

Q3	How did this decision get made?

A3	We believe an Option Exchange program would increase retention and engage employees while avoiding potential additional dilution to our stockholders’

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

interests. It would also allow Motorola to recapture the value of compensation costs already being incurred for underwater options. [Posted 3 March 2009]

Q4	Who at Motorola will be eligible for the Option Exchange program?

A4	Generally, employees will be eligible to participate if they hold stock options that meet all of the following criteria:

1. Were granted before 1 June 2007

2. Have an exercise price above $12.00, and

3. Expire after 31 December 2009

The program will not be made available to former employees or retirees.

Unfortunately, we will not be able to offer the Option Exchange program to employees in those countries where local law, expense, complexity, administrative burden or similar considerations would make their participation illegal, infeasible or impractical. Also, Co-CEOs Greg Brown and Sanjay Jha, the Motorola senior leadership team and Board of Directors will not be eligible to participate. [Posted 3 March 2009] [Updated 13 March 2009]

Q5	What countries will participate in the Option Exchange program?

A5	The specific countries that will be included in the program will be communicated when the exchange period is opened, assuming the proposal receives stockholder approval, and is implemented. [Posted 3 March 2009]

Q6	Will executives be eligible for the Option Exchange program?

A6	Co-CEOs Greg Brown and Sanjay Jha, the Motorola senior leadership team and Board of Directors will not be eligible to participate. [Posted 3 March 2009]

Q7	What is a stock option?

A7	A stock option is a right to buy a share of Motorola stock at a fixed price (also known as the grant or exercise price) for a specified period of time. Employees typically must wait a specified period of time (known as the vesting period) before exercising the option. [Posted 3 March 2009]

Q8	What is an Option Exchange program?

A8	An Option Exchange program allows eligible employees to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price. If approved by stockholders, the proposed Motorola option exchange program would be available to eligible employees with outstanding stock options that were granted before 1 June 2007, have an exercise price above $12.00, and expire after 31 December 2009. The replacement stock options would be granted following the expiration of a tender offer period. [Posted 3 March 2009]

Q9	Why doesn’t the exchange start immediately?

A9	The Option Exchange program must be approved by a majority vote of the company’s stockholders voting on the proposal at the Company’s annual meeting

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

on 4 May 2009. There is no guarantee the stockholders will approve this program. If the program is approved, the company intends to begin the exchange period as soon as administratively feasible, subject to the approval of the Compensation and Leadership Committee. [Posted 3 March 2009]

Q10	What is the expected timeline of this exchange offer?

A10	The timeline of the exchange, if implemented, will not be determined until the proposal has been approved by the Company’s stockholders. [Posted 3 March 2009]

Q11	Will I be able to elect to exchange my options for restricted stock or cash?

A11	The proposed program is designed to provide a value-for-value exchange of stock options. We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price. In some countries outside the US, legal or administrative circumstances may require that we offer to exchange options for Restricted Stock Units. However, we expect most countries would participate in an option-for-option exchange. [Posted 3 March 2009]

Q12	How many new options would I get if I choose to participate?

A12	Eligible options would be able to be exchanged for a lesser number of replacement options with a lower exercise price based on a specific exchange ratio. If implemented, the actual exchange ratios will be determined by the Compensation and Leadership Committee of Motorola’s Board of Directors following approval of the program by stockholders. [Posted 3 March 2009]

Q13	Would I be able to exchange only a portion of my eligible options?

A13	Yes. You would be able to elect to exchange your eligible options on a grant-by-grant basis. However, you would not be able to split a single grant. In other words, if you have a grant of 1,000 options, you would not be able to choose to exchange 500 options and keep 500 options. You would be able to either exchange all 1,000 options from that grant or none of those 1,000 options. [Posted 3 March 2009]

Q14	Will this exchange offer include both vested and unvested options?

A14	Yes. This exchange offer will include eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible. [Posted 3 March 2009]

Q15	What will the new vesting terms be for new options?

A15	As proposed, the new options would vest 50% after one year from the grant date and 50% after two years from the grant date. [Posted 3 March 2009]

Q16	How would I decide whether or not to exchange my eligible options for new options?

A16	The decision will be yours. Motorola cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange. If the Option Exchange program is approved by stockholders and the Compensation and Leadership Committee decides that the Option Exchange is feasible, Motorola will file written materials relating to the program with the SEC

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

as part of a tender offer statement. These materials will also be forwarded to employees who are eligible to participate in the Option Exchange program. [Posted 3 March 2009]

Q17	How do I find out how many eligible options I have and what their exercise prices are?

A17	You can login to your Smith Barney account to see all of your outstanding stock options, including their exercise price, terms and when they expire. If the program is approved, you would receive more details regarding the process for participating. [Posted 3 March 2009]

Q18	Would this exchange offer affect future equity grants?

A18	This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants. [Posted 3 March 2009]

Q19	Will I have to participate in the Option Exchange program?

A19	Participation in the Option Exchange program will be completely voluntary. If you choose not to participate, you would keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange program, and you would not receive a replacement grant. No changes would be made to the terms of your current stock options if you choose not to participate. [Posted 3 March 2009]

Q20	Where can I find additional information about the Option Exchange program?

A20	Additional information about the option exchange offer can be found in the Motorola proxy statement that was filed with the SEC on 13 March 2009. As soon as practical, a copy of the proxy statement can be found at www.motorola.com/investor. A copy of the proxy statement also can be found by searching Motorola’s filings at www.sec.gov. [Posted 3 March 2009] [Updated 13 March 2009]

Q21	Why isn’t the exchange ratio set one-for-one?

A21	Outstanding options that are underwater have less value than the replacement options that would be granted under the Option Exchange program. Because of this, more underwater options are required to equal the value of a replacement option. If the ratio were set at one-for-one, it would result in an accounting expense for Motorola, which we do not believe is in the best interest of our stockholders. [Posted 3 March 2009]

Q22	What would my new exercise price be?

A22	The new stock options would be granted with an exercise price equal to the closing price of Motorola’s common stock on the new stock option grant date. [Posted 3 March 2009]

Q23	Can you provide me with an example of how the exchange ratios would work?

A23	Exchange ratios will depend on the exercise price and the remaining term of the

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

option. For an example of how the exchange would work, please refer to the Motorola proxy statement filed with the SEC on 13 March 2009. As soon as practical, a copy of the proxy statement can be found at www.motorola.com/investor. A copy of the proxy statement also can be found by searching Motorola’s SEC filings at www.sec.gov. [Posted 3 March 2009] [Updated 13 March 2009]

Q24	My eligible stock options are already vested. Would my new stock options also be fully vested?

A24	No. All replacement options granted under the program would be subject to the new vesting schedule. [Posted 3 March 2009]

Q25	What would happen to options that I choose not to exchange?

A25	Options that you choose not to exchange would be subject to their original terms. [Posted 3 March 2009]

Q26	Will I owe taxes if I participate in the program?

A26	Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. Outside the U.S., the tax consequences vary by country. You should review the tax information pertaining to your country once the tender offer materials become available, and you should consult your personal tax advisor for additional information about your personal tax situation. [Posted 3 March 2009]

Q27	Are there circumstances under which I would not be granted new options?

A27	Yes. If you are no longer an employee of Motorola at the beginning and the end of the exchange period, and on the new option grant date, you would not receive a replacement grant. [Posted 3 March 2009]

Q28	When will the new grant date be?

A28	The timeline of the exchange and the implemented grant date for the replacement options will not be determined until the proposal has been approved by the company’s stockholders. [Posted 3 March 2009]

Q29	Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A29	No. The new options would vest 50% one year from the grant date and 50% two years from the grant date and expire five years from the date the new options are granted. [Posted 3 March 2009] [Updated 13 March 2009]

Q30	How will I elect to exchange my options?

A30	If the exchange program is approved, you would receive more details regarding the process for participating. [Posted 3 March 2009]

Q31	What will happen if I leave Motorola after exchanging my options, but before my new options are granted?

A31	You will be required to be employed by Motorola at the beginning and the end of the exchange period, and on the grant date to receive a replacement grant. If you

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

are not employed by Motorola at such times, you would not receive any new options. [Posted 3 March 2009]

Q32	Can Motorola help me decide whether or not I should exchange my eligible options?

A32	No. Due to SEC regulations, Motorola cannot advise you as to whether or not you should participate in the program. [Posted 3 March 2009]

Q33	Who can I talk to if I have questions regarding Motorola’s Option Exchange program?

A33	If you have additional questions after reading this Q&A, please submit a question for more assistance. We will not respond to questions individually; however, each question will be reviewed, and if appropriate, included in an update to the Q&A document that will be posted at http://my.mot.com/portal/site/myhr on a periodic basis. [Posted 3 March 2009]

Q34	How was the eligible option criteria determined?

A34	Various eligibility criteria were considered. We believe the eligible option criteria, under which eligible employees would be permitted to exchange outstanding stock options granted prior to June 1, 2007, expiring after December 31, 2009 and with exercise prices equal to or greater than $12.00 per share, represent the best balance between employee and stockholder interests. Additionally, the criteria are such that the exchange does not result in a material accounting expense for Motorola. [Posted 13 March 2009]

Q35	What if I elect to exchange my options and then I voluntarily leave Motorola, involuntarily terminate, or retire before they vest?

A35	We do not know the details of the terms and conditions of the new options at this time. The detailed terms and conditions will be determined if the Program is approved by Motorola’s stockholders. . [Posted 13 March 2009]

Q36	What if I elect to exchange my options and I die or become totally and permanently disabled before they vest?

A36	We do not know the details of the terms and conditions of the new options at this time. The detailed terms and conditions will be determined if the Program is approved by Motorola’s stockholders. [Posted 13 March 2009]

Q37	What if I elect to exchange my options and the business I am in is divested?

A37	We do not know the details of the terms and conditions of the new options at this time. The detailed terms and conditions will be determined if the Program is approved by Motorola’s stockholders. Posted 13 March 2009]

Q38	Will I be eligible for the program if I am an active employee on Leave of Absence?

A38	Yes, you will be eligible for the program if you are on a leave of absence. [Posted 13 March 2009]

Q39	Does the Option Exchange Program impact the MOTshare Program?

A39	No, the MOTshare Program will not be impacted by the Option Exchange

Exhibit 99.1
Option Exchange Program
Questions and Answers
13 March 2009

Program. [Posted 13 March 2009]

Q40	If I have previously exercised a portion of a stock option grant, will the remaining, unexercised options be eligible for the exchange?

A40	Yes. You would be able to elect to exchange the remaining, unexercised options. However, you would not be able to split any remaining, unexercised options from a single grant. In other words, if you have a grant of 1,000 options, and have previously exercised 500 of the options, you would be able to exchange either all remaining 500 options from that grant or none of those 500. [Posted 13 March 2009]

Q41	If I elect to exchange more than one of my existing, eligible option grants, will I receive more than one new option grant?

A41	No. if you elect to exchange more than one eligible option grant, you will receive one new stock option grant that will include all of your exchanged options. [Posted 13 March 2009]
Motorola has not initiated the Option Exchange Program and will not do so unless we receive approval from Motorola’s stockholders at our 2009 Annual Meeting of Stockholders. Even if stockholder approval is obtained, Motorola may still decide to not implement the program or to delay its implementation. If the program is commenced, Motorola will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. Motorola stockholders and option holders will be able to obtain these written materials and other documents filed by Motorola with the SEC free of charge from the SEC’s website at www.sec.gov.